UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

5 Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 10, 2020, Gamida Cell Ltd. (the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

The information included under the captions “Omidubicel, an investigational advanced cell therapy for allogeneic bone marrow transplant,” “Corporate Highlights,” “Third Quarter 2020 Financial Results” and “Expected 2020-2021 Milestones” of the press release, as well as the Consolidated Statements of Financial Position, Comprehensive Loss and Cash Flows appearing therein are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234701).

Exhibit

99.1	Press release dated November 10, 2020, Gamida Cell Reports Third Quarter 2020 Financial Results and Provides Company Update.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

November 10, 2020	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer

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